03041005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47253

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Securities of America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Grand Trunk Avenue
(No. and Street)

Hartville (City) OH (State) 44632 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Cline 330-877-7710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stinnett, Padrutt & Aranyosi, Co
(Name – *if individual, state last, first, middle name*)

2800 South Arlington Road #101, (Address) Akron (City) OH (State) 44312 (Zip Code)

PROCESSED
DEC 23 2003
THOMSON FINANCIAL

RECEIVED
DEC 01 2003

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Cline, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Securities of America, Inc., as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERNEST J. ARANYOSI, Notary Public
State of Ohio
Residence - Stark County
My Commission Expires July 28, 2007

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statement and Report of Independent Certified Public Accountants

September 30, 2003 and 2002

Capital SECURITIES OF AMERICA INCORPORATED

CAPITAL SECURITIES OF AMERICA, INC.

Financial Statements
September 30, 2003 and 2002

TABLE OF CONTENTS

EDWARD E. STINNETT
PAUL E. PADRUTT
ERNEST J. ARANYOSI
ROBERT J. McCANN
RICHARD A. SCHRADER

Stinnett, Padrutt & Aranyosi Co.
CERTIFIED PUBLIC ACCOUNTANTS
AN OHIO PROFESSIONAL CORPORATION

2800 S. ARLINGTON ROAD • SUITE 101
AKRON, OHIO 44312
330 / 644-6844
FAX 330 / 644-7145

Report of Independent Certified Public Accountants

To the Board of Directors and Stockholders
Capital Securities of America, Inc.

We have audited the accompanying balance sheet of Capital Securities of America, Inc. (an S-Corporation) as of September 30, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Capital Securities of America, Inc. as of September 30, 2002 were audited by other auditors whose report dated November 7, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Securities of America, Inc. as of September 30, 2003, and the results of its operations, changes in stockholders' equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Stinnett, Padrutt & Aranyosi

Stinnett, Padrutt & Aranyosi, Co.
Akron, Ohio
November 13, 2003

CAPITAL SECURITIES OF AMERICA, INC.

BALANCE SHEETS

September 30,	2003	2002
ASSETS		
CURRENT ASSETS		
Cash	$ 626,719	$ 439,512
Investments	206,390	191,540
Commissions receivable	21,706	13,084
Notes receivable	606	31,040
Accounts receivable - other	209,341	209,344
Prepaid expenses	34,093	23,501
Total current assets	1,098,855	908,021
PROPERTY AND EQUIPMENT		
Furniture and fixtures	182,435	160,217
Less accumulated depreciation	148,821	134,781
	33,614	25,436
OTHER ASSETS		
Notes receivable	7,000	16,949
Deposit with clearing agent	125,000	100,000
Other deposits	-	3,668
Total other assets	132,000	120,617
	$ 1,264,469	$ 1,054,074

The accompanying notes are an integral part of these statements.

	2003	2002
LIABILITIES		
CURRENT LIABILITIES		
Commissions payable	$ 295,070	$ 118,384
Accounts payable	89,617	159,587
Accrued payroll taxes	16,796	12,704
Deferred revenue	32,057	1,399
Pension payable	11,739	13,262
Total current liabilities	445,279	305,336
STOCKHOLDERS' EQUITY		
Common stock - authorized 750 shares of no par value; issued and outstanding 210.5 shares	106,250	106,250
Additional paid-in capital	543,750	543,750
Retained earnings	169,190	98,738
TOTAL STOCKHOLDERS' EQUITY	819,190	748,738
	$ 1,264,469	$ 1,054,074

CAPITAL SECURITIES OF AMERICA, INC.

STATEMENTS OF INCOME

Year Ended September 30,	2003	2002
REVENUES		
Commissions earned	$ 4,541,669	$ 3,342,263
Miscellaneous income	187,571	186,279
Interest income	26,445	20,969
Total revenue	4,755,685	3,549,511
OPERATING EXPENSES		
Commissions	3,383,696	2,175,239
Exchange and clearance fees	224,741	305,086
Employee compensation and benefits	532,788	429,929
Communications and data processing	128,525	127,169
Regulatory fees and expenses	23,989	11,205
Occupancy	65,750	114,970
Other expenses	270,496	244,426
Total operating expenses	4,629,985	3,408,024
NET EARNINGS	$ 125,700	$ 141,487

The accompanying notes are an integral part of these statements.

CAPITAL SECURITIES OF AMERICA, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended September 30,		2003		2002
Common stock - end of year	$	**106,250**	$	106,250
Additional paid-in capital - end of year	$	**543,750**	$	543,750
Retained earnings - beginning of year	$	**98,738**	$	(41,922)
Net income for the year		**125,700**		141,485
Distribution to stockholders		**(55,248)**		(825)
Retained Earnings - end of year	$	**169,190**	$	98,738
Total Stockholders' Equity	$	**819,190**	$	748,738

The accompanying notes are an integral part of these statements.

CAPITAL SECURITIES OF AMERICA, INC.

STATEMENTS OF CASH FLOWS

Year Ended September 30,	2003	2002
Cash flows from operating activities		
Net Income	$ 125,700	$ 141,485
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Depreciation and amortization	14,040	13,219
Changes in assets and liabilities that increase (decrease) cash flow from operations		
Accounts receivable	21,815	(24,936)
Prepaid expenses	(10,592)	4,015
Deposits	3,668	-
Commissions payable	176,686	(1,517)
Accounts payable	(69,970)	(3,920)
Pension payable	(1,523)	(541)
Accrued expenses	4,092	(1,394)
Deferred revenue	30,658	(1,428)
Other assets	(25,000)	-
Total adjustments	143,874	(16,502)
Net cash provided by operating activities	269,574	124,983
Cash flow from investing activities		
Additions to property and equipment	(22,218)	-
Loans to employees	-	(2,000)
Repayment of employee loans	9,949	39,060
Net cash provided by (used in) investing activities	(12,269)	37,060
Cash flow from financing activities		
Distribution to stockholders	(55,248)	(825)
Net cash used in financing activities	(55,248)	(825)
Net increase in cash and equivalents	202,057	161,218
Cash and equivalents, beginning of year	631,052	469,834
Cash and equivalents, end of year	$ 833,109	$ 631,052

The accompanying notes are an integral part of these statements.

September 30, 2003 and 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Capital Securities of America, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

1. *Business Activity*

The Company is a registered broker/dealer with the National Association of Securities Dealers, Inc. The Company clears all of its exchange listed and over the counter security transactions through First Clearing, LLC. on a fully disclosed basis.

2. *Revenue and Cost Recognition*

The Company recognizes commission income and expenses on a settlement date basis.

3. *Property and Equipment*

Furniture and equipment is stated at cost, with depreciation recorded based on the accelerated methods over the useful life of the furniture and equipment, as allowed for income tax reporting purposes. Use of these methods does not differ materially from accounting principles generally accepted in the United States of America.

4. *Organization Costs*

Organization costs are capitalized and are being amortized on the straight-line method over five years.

5. *Income Taxes — Subchapter S Corporation*

The Company, with consent of its stockholders, has elected under Subchapter S of the Internal Revenue Code to be treated substantially as a partnership, instead of a corporation, for income tax purposes. As a result, the stockholders will report their shares of corporate federal taxable income on their individual tax returns. Accordingly, no provision is made for federal income taxes in the financial statements of the Company.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

6. *Accounts Receivable*

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

7. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - CASH DEPOSITS

The Company is required to maintain a deposit with First Clearing, LLC in the amount of $100,000. This deposit is for the purpose of protecting First Clearing, LLC from any losses in regard to the clearing of security transactions on behalf of the Company's customers. This amount is required to be left on deposit as long as the Company clears security transactions through First Clearing, LLC. In addition, although the Company no longer clears transactions through Pershing, Inc., the Company has a temporary deposit remaining with Pershing, Inc. in the amount of $25,000.

NOTE C - FINANCIAL INSTRUMENTS - CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances in one financial institution located in Hartville, Ohio. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

NOTE D - PENSION PLAN

Effective April 15, 1996, the Company adopted a SARSEP plan. The plan covers full-time employees who have reached the age of 21 and have completed one year of service. The Company is required to match the employee's contribution on a dollar for dollar basis up to 3% of eligible compensation. The Company made contributions of $13,729 and $16,722 to the plan during the years ended September 30, 2003 and 2002, respectively.

NOTE E - LEASES AND RELATED PARTY TRANSACTIONS

The Company leases three office locations under operating lease agreements. Two of these leases are with related parties. The first lease is for a five year term expiring January 31, 2008. This lease requires monthly payments of $2,650 and the Company is responsible for general maintenance, utilities and insurance. This lease contains an option to renew for an additional five years beginning February 1, 2008. The other lease is month to month and requires monthly payments of $2,000. A portion of this location is subleased to an unrelated party for $1,600 per month.

The third lease requires monthly payments of $1,400 and expires on July 31, 2005. The Company is also responsible for heating and electric expenses. The lease provides the Company with an option to renew for an additional three years beginning August 1, 2005.

Total rent expense for office space amounted to $54,793 and $105,212 for the years ended September 30, 2003 and 2002, respectively.

NOTE F - STOCKHOLDER STOCK REDEMPTION

The stockholders are all party to a stock redemption agreement which limits the stockholders' ability to transfer their shares to someone outside the Company. Although, the Company is not required to repurchase any outstanding shares, it does have a right of first refusal under the agreement.

NOTE G - NOTES RECEIVABLE - EMPLOYEES

The Company is party to loan agreements with employees which range from two to three years and include interest from 0% to 7.5% per annum. The principal and interest are to be forgiven over the life of the loans as long as the employees remain with the Company. The outstanding balances at year end total $7,606.

September 30, 2003 and 2002

NOTE H - COMMITMENTS AND CONTINGENCIES

In accordance with Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital of the greater of $100,000 or 6 2/3% of its aggregate indebtedness as defined by Rule 15c3-1. The Company was in compliance with this rule at September 30, 2003 and 2002.

SUPPLEMENTARY INFORMATION

EDWARD E. STINNETT
PAUL E. PADRUTT
ERNEST J. ARANYOSI
ROBERT J. McCANN
RICHARD A. SCHRADER

Stinnett, Padrutt & Aranyosi Co.

CERTIFIED PUBLIC ACCOUNTANTS
AN OHIO PROFESSIONAL CORPORATION

2800 S. ARLINGTON ROAD • SUITE 101
AKRON, OHIO 44312
330 / 644-6844
FAX 330 / 644-7145

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Stockholders
Capital Securities of America, Inc.

We have audited the financial statements of Capital Securities of America, Inc. for the years ended September 30, 2003, and have issued our report thereon dated November 13, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stinnett, Padrutt & Aranyosi
Stinnett, Padrutt & Aranyosi, Co.
Akron, Ohio
November 13, 2003

CAPITAL SECURITIES OF AMERICA, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2003

NET CAPITAL:	
Total Stockholders' Equity	$ 819,190
Deduct:	
Stockholders' equity not allowable for net capital	-0-
Total stockholders' equity qualified for net capital	819,190
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
Other (deductions) or allowable credits	-0-
Total capital and allowable subordinated liabilities	819,190
Deductions and/or charges:	
Non-allowable assets	
Rebates receivable	21,706
Prepaid expenses	34,093
Furniture and equipment, net	33,614
Accounts and Notes receivable	216,947
Deposits	-0-
	306,360
Net Capital before haircuts	$ 512,830
Haircuts on Securities	
Debt and other securities	11,982
Net Capital	$ 500,848
Aggregate Indebtedness	$ 445,279
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 29,685
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess net capital	$ 400,848
Excess net capital at 1000%	$ 456,320
Ratio of aggregate indebtedness to net capital	.89 to 1

CAPITAL SECURITIES OF AMERICA, INC.
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
(INCLUDED IN PART II OF FORM X-17A-5)
September 30, 2003

Net capital, as reported in Company's Part II (Unaudited)	
Focus report	$ 499,860
Net audit adjustments	988
Net capital, per audited statement	$ 500,848

CAPITAL SECURITIES OF AMERICA, INC.
EXEMPTIVE PROVISION UNDER RULE 15c3-3
September 30, 2003

An exemption from Rule 15c3-3 is claimed as the broker/dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore, the schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirement Under Rule 15c3-3" are inapplicable.

EDWARD E. STINNETT
PAUL E. PADRUTT
ERNEST J. ARANYOSI
ROBERT J. McCANN
RICHARD A. SCHRADER

Stinnett, Padrutt & Aranyosi Co.

CERTIFIED PUBLIC ACCOUNTANTS
AN OHIO PROFESSIONAL CORPORATION

2800 S. ARLINGTON ROAD • SUITE 101
AKRON, OHIO 44312
330 / 644-6844
FAX 330 / 644-7145

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors and Stockholders
Capital Securities of America, Inc.

In planning and performing our audit of the financial statements of Capital Securities of America, Inc. (the Company) for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures including tests of such practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Security Dealers, the securities division of the states in which the Company is registered, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Stinnett, Padrutt & Aranyosi
Stinnett, Padrutt & Aranyosi, Co.
Akron, Ohio
November 13, 2003